UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 001-35176

CUSIP NUMBER 37951D 102

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Global Eagle Entertainment Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

6100 Center Drive, Suite 1020

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90045

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Global Eagle Entertainment Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its 2017 Form 10-K within the prescribed time period. The Company only recently filed its 2016 Form 10-K (on November 17, 2017) and its Q1, Q2 and Q3 2017 Form 10-Qs (on January 31, 2018) (in each case which was outside the SEC’s prescribed time period) for reasons previously described in the Company’s Forms 12b-25 filed on March 16, 2017, May 11, 2017, August 14, 2017 and November 9, 2017. The Company’s efforts to file its 2016 Form 10-K and 2017 Form 10-Qs diverted significant time and resources from its normal 2017 audit process and associated preparation of its 2017 Form 10-K.

The Company plans to file its 2017 Form 10-K on or before April 2, 2018, which is within the “Rule 12b-25 extension period” permitted by the SEC.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Rainey	(310)	437-6000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its 2017 Form 10-K will reflect total revenue for full-year 2017 of between $617 million and $620 million, as compared to total revenue of $530 million for full-year 2016. This year-over-year change is primarily due to the Company’s having acquired Emerging Markets Communications in July 2016. As such, the Company’s 2016 results of operations only reflected a partial year of performance for that business, i.e., the portion of 2016 that the Company owned it, whereas the Company’s 2017 results of operations will reflect a full year of performance for that business.

The Company is not able at this time to reasonably estimate any other results of operations for full-year 2017 because it continues to undergo its 2017 audit process.

Certain statements in this Form 12b-25 may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the anticipated timing of the filing of the 2017 Form 10-K and expectations regarding the financial statements to be included therein (including revenue performance). The Company further cautions that its expected revenue-performance range herein is preliminary and unaudited, and that its final (audited) revenue results may vary from the range indicated herein. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company cautions investors that all such statements involve risks and uncertainties, including the risks that the Company’s final financial results for total revenue may differ from the information included herein, as well as the other risks included in the Company’s filings with the Securities and Exchange Commission. Actual results may vary materially from those expressed or implied by the forward-looking statements. The Company assumes no obligation to update forward-looking statements, except as required by law.

Global Eagle Entertainment Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2018	By:	/s/ Paul Rainey
Paul Rainey
Chief Financial Officer (Principal Financial Officer)